

SEC

16012604

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FEB 29 2016

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68422

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Continuity Partners Group, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1776 Pleasant Plain Rd
(No. and Street)

Fairfield	IA	52556
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carla Stone 641-472-5100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US, LLP
(Name – *if individual, state last, first, middle name*)

221 3rd Avenue SE, Suite 300	Cedar Rapids	IA	52401
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carla Stone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Continuity Partners Group, L.L.C., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Carla Stone
Signature

First VP, Accounting
Title

Cynthia Lowe
Notary Public


NOTARIAL SEAL
IOWA
CYNTHIA LOWE
Commission Number 775072
My Commission Expires
October 1, 2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Continuity Partners Group, L.L.C.

Financial Report
December 31, 2015

Contents



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Continuity Partners Group, LLC
Fairfield, Iowa

We have audited the accompanying statement of financial condition of Continuity Partners Group, LLC (the Company) as of December 31, 2015 and 2014, and the related statements of income, changes in member's equity, and cash flows for the years then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Continuity Partners Group, LLC as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I, II, and III (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Continuity Partners Group, LLC's financial statements. The Supplemental Information is the responsibility of Continuity Partners Group, LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

RSM US LLP

Cedar Rapids, Iowa
February 24, 2016

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

Continuity Partners Group, L.L.C.

Statements of Financial Condition
December 31, 2015 and 2014

Assets	**2015**	2014
Cash and cash equivalents	**$ 12,308,662**	$ 12,001,090
Prepaid expenses	**29,131**	18,973
Notes receivable from members	**7,484,864**	4,653,085
Receivable from a related party	**163,842**	201,920
Securities owned, at market value	**10,623,456**	6,497,757
Intangible assets - rep/advisor contribution and assignment agreements, net of accumulated amortization of 2015 $5,978,395; 2014 $4,555,308	**26,976,845**	23,003,053
	$ 57,586,800	$ 46,375,878
Liabilities and Members' Equity		
Liabilities:		
Accounts payable	**$ 21,731**	$ 16,120
Due to affiliate	**80,543**	28,573
Total liabilities	**102,274**	44,693
Commitments and Contingencies (Note 8)		
Members' Equity:		
Members' equity contributions, net of redemptions	**38,881,404**	34,323,054
Additional capital contributions	**5,559,615**	2,078,314
Equity issuance costs	**(256,047)**	(242,147)
Members' equity subscribed	**55,251,331**	50,610,219
Promissory note due from member for members' equity subscribed	**(55,251,331)**	(50,610,219)
Retained earnings	**13,299,554**	10,171,964
Total members' equity	**57,484,526**	46,331,185
	$ 57,586,800	$ 46,375,878

See Notes to Financial Statements.

Continuity Partners Group, L.L.C.

Statements of Income
Years Ended December 31, 2015 and 2014

	2015	2014
Revenue:		
Assignment payments - fees	$ 5,458,790	$ 4,461,430
Assignment payments - commissions	3,343,345	2,978,363
Other	193,601	371,460
Total revenue	8,995,736	7,811,253
Expenses:		
Administrative services	859,523	439,007
Professional fees	114,738	77,649
Marketing	25,765	29,893
Travel	87,559	126,407
Amortization of intangible assets	1,641,459	1,255,699
Other	261,390	107,418
Total expenses	2,990,434	2,036,073
Net income	$ 6,005,302	$ 5,775,180

See Notes to Financial Statements.

Continuity Partners Group, L.L.C.

Statements of Changes in Members' Equity
Years Ended December 31, 2015 and 2014

	Members' Equity Contributions	Additional Capital Contributions	Equity Issuance Costs	Members' Equity Subscribed	Promissory Note Due for Members' Equity Subscribed	Retained Earnings	Total Members' Equity
Balance, December 31, 2013	$ 30,954,755	$ 1,622,325	$ (188,498)	$ 37,202,563	$ (37,202,563)	$ 6,120,611	$ 38,509,193
Issuance of Class A3 member units in exchange for rep/advisor contribution and assignment agreements	4,399,852	-	(53,649)	-	-	-	4,346,203
Contribution of additional capital related to subscribed Class A2 member units	-	455,989	-	-	-	-	455,989
Adjustment in value of promissory note	-	-	-	13,407,656	(13,407,656)	-	-
Adjustment in A3 member equity	(122,555)	-	-	-	-	-	(122,555)
Redemption of Class A3 member units	(908,998)	-	-	-	-	-	(908,998)
Distribution to members	-	-	-	-	-	(1,723,827)	(1,723,827)
Net income	-	-	-	-	-	5,775,180	5,775,180
Balance, December 31, 2014	34,323,054	2,078,314	(242,147)	50,610,219	(50,610,219)	10,171,964	46,331,185
Issuance of Class A3 member units in exchange for rep/advisor contribution and assignment agreements	6,387,564	-	(13,900)	-	-	-	6,373,664
Contribution of additional capital related to subscribed Class A2 member units	-	3,481,301	-	-	-	-	3,481,301
Adjustment in value of promissory note	-	-	-	4,641,112	(4,641,112)	-	-
Redemption of Class A3 member units	(1,829,214)	-	-	-	-	-	(1,829,214)
Distribution to members	-	-	-	-	-	(2,877,712)	(2,877,712)
Net income	-	-	-	-	-	6,005,302	6,005,302
Balance, December 31, 2015	**$ 38,881,404**	**$ 5,559,615**	**$ (256,047)**	**$ 55,251,331**	**$ (55,251,331)**	**$ 13,299,554**	**$ 57,484,526**

See Notes to Financial Statements.

Continuity Partners Group, L.L.C.

Statements of Cash Flows
Years Ended December 31, 2015 and 2014

	2015	2014
Cash Flows from Operating Activities:		
Net income	**$ 6,005,302**	$ 5,775,180
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization of intangible assets	**1,641,459**	1,255,699
Change in assets and liabilities:		
(Increase) decrease in prepaid expenses	**(10,158)**	13,737
(Increase) in securities owned	**(4,125,699)**	(1,244,498)
Decrease in receivable from related party	**38,078**	11,052
Increase (decrease) in accounts payable	**5,611**	(8,267)
Increase in due to affiliate	**51,970**	23,878
Net cash provided by operating activities	**3,606,563**	5,826,781
Cash Flows from Investing Activities:		
Disbursements on notes receivable from members	**(4,947,041)**	(1,469,086)
Payments received on notes receivable from members	**2,115,262**	1,186,561
Purchase of rep/advisor contribution and assignment agreements for cash	**(76,196)**	(60,346)
Net cash (used in) investing activities	**(2,907,975)**	(342,871)
Cash Flows from Financing Activities:		
Equity issuance costs	**(13,900)**	(53,649)
Contribution of additional capital related to Class A2 member units subscribed	**3,481,301**	455,989
Redemption of Class A3 member units for cash	**(980,705)**	(891,174)
Cash distributions paid to members	**(2,877,712)**	(1,723,827)
Net cash (used in) financing activities	**(391,016)**	(2,212,661)
Net increase in cash and cash equivalents	**307,572**	3,271,249
Cash and cash equivalents, at beginning of year	**12,001,090**	8,729,841
Cash and cash equivalents, at end of year	**$ 12,308,662**	$ 12,001,090
Noncash Investing and Financing Activities:		
Appreciation of promissory note and subscribed member units	**$ 4,641,112**	$ 13,407,656
Issuance and adjustment of member units in exchange for rep/advisor contribution and assignment agreements	**$ 6,387,564**	$ 4,277,297
Adjustments to intangible upon member exit	**$ (848,509)**	$ (17,823)

See Notes to Financial Statements.

Note 1. Summary of Significant Accounting Policies

Organization and business: Continuity Partners Group, L.L.C. (Company) was organized as a limited liability company in Iowa on June 8, 2009. Through November 4, 2009, the Company was managed by its sole member, Continuity Management Group, L.L.C. (CMG), a wholly owned subsidiary of Cambridge Investment Group, Inc. (CIG). On November 4, 2009, the largest shareholder of CIG, the Eric Schwartz Revocable Trust, subscribed for member units in the Company, and on November 11, 2009, CMG subscribed for member units in the Company. Thereafter, until July 24, 2014, through annual private placements of its member units, the Company acquired interests in the intangible assets (primarily customer relationships) of registered representatives and investment advisor representatives (collectively, advisors) all of whom held securities registrations with Cambridge Investment Research, Inc., (CIR), a broker dealer, and were affiliated with Cambridge Investment Research Advisors, Inc. (CIRA), a registered investment advisor (RIA), both wholly owned subsidiaries of CIG, or were affiliated with another independent RIA. Beginning July 24, 2014, in addition to registered representatives whose securities registration is with CIR, the Company offered its member units to investment advisor representatives who have no securities registration with CIR, provided they did not have securities registrations with any broker dealer.

The Company's acquired interests in its advisor members' intangible assets include the right to a percentage of the revenue generated by the advisor members through use of the intangible assets, and the right to proceeds of any sale of the intangible assets, in proportion to its ownership in them. These rights are documented through a Contribution and Assignment Agreement executed by each advisor member. In exchange for the acquired intangible assets and the rights therein, the Company offers its advisor members, in addition to equity interests in itself, a suite of services including enhanced practice management, marketing, recruiting, business management and succession planning consulting, as well as access to financing for succession plan implementation, practice acquisitions, and working capital for other growth strategies.

The Company is registered with the Securities and Exchange Commission (SEC) as an investment adviser and with the Financial Industry Regulatory Authority (FINRA) as a broker dealer. None of the Company's members hold securities registrations with the Company, nor does the Company provide brokerage or investment advisory services.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the amortization method and life of intangible assets, appreciation in promissory note due from Class A2 member for member's equity subscribed, valuation of potential liability from redemption of member units, valuation of positive and negative incentive units and management fee allocation.

Cash equivalents: The Company considers liquid investments with maturities of three months or less to be cash equivalents.

Concentration of credit risk: The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risks on cash and cash equivalents.

Note 1. Summary of Significant Accounting Policies (Continued)

Notes receivable from members: The Company may provide financing to advisor members for succession plan implementation, practice acquisitions or working capital for other growth strategies. Members may choose variable interest rate or fixed interest rate options. Variable rate loans are priced at the Wall Street Journal prime rate ("prime") plus 50-100bps based on specific risk criteria found within each loan. The fixed rate options range in pricing from prime plus 50bps to prime plus 200bps based on term and risk. Variable rate loans reset annually on January 1 to the then current prime rate plus 50-100bps. Working capital loans are currently expected to fully amortize in one to seven years, depending on the size and purpose of the loan. Succession planning implementation and practice acquisition loans are currently expected to fully amortize in three to eight years. Loans to members are collateralized by a member's practice related intangible assets not already owned by the Company and by the member's equity in the Company. Management performs periodic credit evaluations and provides an allowance based on its assessment of specifically identified unsecured receivables and other factors, including the member's payment history. Once it is determined that it is both probable that a loan has been impaired and the amount of the loss can reasonably be estimated, the portion of the loan balance estimated to be uncollectible is so classified and written off. The allowance for receivables from others was none and none as of December 31, 2015 and 2014, respectively. Loans written off to expense totaled none in 2015 and 2014.

Intangible assets – advisor contribution and assignment agreement: Registered representatives of CIR and/or investment advisor representatives of CIRA or of another independent RIA, who meet eligibility requirements, may become Class A3 members of the Company by exchanging a negotiated portion of certain of their practice related intangible assets, primarily customer relationships, for Class A3 member units. In some cases a portion of the consideration may be paid in cash. Coincident with the contribution of these practice related intangible assets, the advisor assigns to the Company a negotiated percent of the revenues the advisor derives from the contributed intangible assets. Through December 31, 2014, practice related intangible assets were valued by the Company using a multiple of 12 months trailing asset-based (recurring) revenue and a multiple of 12 months trailing transaction-based (non-recurring) revenue generated by the advisor from those assets. Subsequent to December 31, 2014, for advisors with no securities registration with CIR, practice related intangible assets were valued by the Company using a negotiated percent of the advisor's 12 months trailing asset-based (recurring) revenue, to which was applied an agreed upon multiple. The contributed intangibles are amortized over an estimated useful life of 20 years using primarily the straight-line method. The Company periodically reviews the appropriateness of the amortization period and method. These assets are stated at amortized cost. Amortization expense was $1,641,459 and $1,255,699 for the years ended December 31, 2015 and 2014, respectively. Estimated amortization expense is $1,648,000 for each of the years in the five year period ending December 31, 2020.

Member equity: The Company has issued three classes of member units. Class A1 units were issued to the Company's managing member, CMG, in exchange for cash and certain intellectual property, in particular the concept and structure of the Company. Class A2 units were issued to the Eric Schwartz Revocable Trust and to certain other senior management of CIG, for cash and, in the case of the Trust, a promissory note. Class A3 units are issued to eligible advisors in exchange for certain practice related intangible assets, primarily customer relationships, and for assignment by the advisor of a negotiated percent of the revenues derived by the advisor from those assets.

Promissory note from Class A2 member for member's equity subscribed: The Company holds a promissory note from the Eric Schwartz Revocable Trust for its subscription for units above the number of units originally issued to it for cash. The Company accounts for the note as contra equity, offsetting the member's equity subscribed. The note was issued for $20,000,000, the value of 8,733,624 shares of the common stock of CIG as determined by independent appraisal, and is collateralized by those shares. The face amount of the note varies as a function of the value of the collateral shares. The Company adjusts the carrying value of both the note and the member units subscribed accounts twice annually, once

Note 1. Summary of Significant Accounting Policies (Continued)

between October 1 and December 31, using the value of the shares of CIG common stock as calculated by independent appraisal as of September 30, and a second time between April 1 and June 30, using the value of the shares of CIG common stock as of the prior year end as calculated by independent appraisal. Terms of the note require payment to the Company of any dividends received by the member on the CIG common stock collateral, reduced for a tax dividend defined as 45% of the member's distributive share of CIG's net income attributable to the CIG common stock collateral. This dividend net of the tax related portion is accounted for by the Company as additional capital contribution from the Class A2 unit holder and was $3,481,301 and $455,989 for the years ended December 31, 2015 and 2014, respectively. Payments of principal are to be made on the note in two installments, each due within 45 days of CIG's receipt of its annual valuation as of December 31, 2023 and 2025. Payments of principal in whole or in part prior to these dates may be made upon mutual agreement between the Company and the Class A2 member. In February 2012 and March 2011, the Class A2 member made such prepayments, each in the amount of $2,000,000. As payments are made on the note, the number of CIG common stock shares that are collateral for the note is reduced in the same ratio as the payment bears to the current value of the note. After the February 2012 prepayment the number of CIG shares that are collateral for the note was 7,366,844. There have been no subsequent prepayments.

Succession plans: Succession plans are prepared in advance of a Class A3 member's retirement in order to afford an orderly transition of the member's practice to an approved successor member. Under the terms of an approved succession plan, the Company may loan an approved successor member between 35 and 43 percent (typically 35 percent) of the purchase price of the retiring member's practice related assets, primarily customer relationships, valued as described above, and may itself acquire an additional 12 to 20 percent ownership interest in those assets. Typically the date of the Class A3 member's exit or retirement from the advisor practice is not known or fixed as of the date of the succession plan agreement; nor is the future value of the member's advisor practice known or knowable as of the date of the succession plan agreement. Consequently, the Company upon entering into a succession plan agreement does not record a liability for financing the succession plan or for acquiring an additional interest in the member's advisor practice. As of December 31, 2015 and 2014, the Company was not a party to any prospective succession plan agreement as described here; however, the Company had provided financing for eight members to acquire an increased interest in the advisor practices of other members, pursuant to actual succession plan implementations.

Continuity plans: Continuity plans are emergency succession plans meant to provide an orderly transition of a Class A3 member's practice in the event of the member's death or disability. All Class A3 members are required to prepare a continuity plan upon joining the Company, if they do not already have one in place. The Company has the right to review and approve such continuity plans but is not itself a party to them.

Redemption of member units: Class A2 and Class A3 members may request the Company to redeem up to 25% of their member units at any time. Such a redemption, if approved by the Company's Board of Directors, would require, in the case of a Class A2 member, a simultaneous repurchase by the member of any amounts outstanding on the promissory note in the same proportion as the member is redeeming Class A2 units; and, in the case of an A3 member, may require, at the discretion of the Board of Directors, a simultaneous repurchase of the intangible assets contributed by the member in the same proportion as the member is redeeming class A3 units. No discount is applicable to the redemption in either of these cases nor are incentive units (see below) liquidated. In the case of the Class A2 member, a denial of the redemption request may not be appealed to the Company's Advisory Board. Class A3 members may appeal a denial but may also be required - with no possibility of appeal to the Advisory Board - to repurchase the intangible assets contributed. Such a simultaneous repurchase of the Class A3 member's contributed intangibles would likely substantially offset the Company's liability in the redemption. Since redemptions of up to 25% of either the Class A2 or Class A3 members units are not certain, do not have a fixed date or fixed amount, and, in addition, in the case of the Class A3 member, may be substantially offset with the requirement to repurchase the members' contributed intangible, the

Note 1. Summary of Significant Accounting Policies (Continued)

Company has not recorded a liability for the possibility of redemption requests up to 25% of either a Class A2 or Class A3 member's units as of December 31, 2015 and 2014.

Class A3 members may request redemption of units above 25% up to 100%, or under certain circumstances may be required to redeem all of their units. A Class A3 member's request to redeem more than 25% up to 100% of member units, if denied by the Board of Directors, may not be appealed to theAdvisory Board. The Board of Directors may require a Class A3 redeeming member to simultaneously repurchase the intangible assets contributed by the member in the same proportion as the member is redeeming Class A3 units. Unless the Class A3 member's request is to redeem 100% of such member's units, the member's incentive units will not be settled. If the terms of the redemption request are inconsistent with the member's approved succession plan, the Company may apply a penalty discount to the repurchase price of the member units. Such penalty discounts may be appealed to the Advisory Board. The Company's redemption of units under any circumstance is subject to the Company's ability to maintain compliance with Rule 15c3-1 (the net capital rule).

Termination of either a Class A2 or Class A3 member's securities registration with CIR requires redemption of 100% of the members' units and simultaneous repurchase by the member of, in the case of Class A2 members, the principal owing on the promissory note, or in the case of Class A3 members, the contributed intangible assets. In both Class A2 and Class A3 redemptions due to termination of the member's securities registration with CIR, if the redemption of units is inconsistent with an approved succession plan, the Company may apply a discount to the value of the units redeemed. Application of the discount may be appealed to the Advisory Board.

For the year ended December 31, 2015, the Company redeemed 89,052 equity units for 4 Class A3 members in redemptions of less than 100% of the members' equity units and not pursuant to approved succession plans, for a total of $264,213; the Company redeemed 275,247 equity units for 3 Class A3 members as either partial or full exits pursuant to approved succession plans, for $847,987, after simultaneous redemption of 9,564 net positive incentive units and $4,626 negative incentive dollars; and the Company redeemed 833,004 equity units for 7 Class A3 members, and 56,595 net positive incentive units for those members, in a redemption of 100% of the member's equity units, for a net payment to the company of $131,495 dollars after the discount applicable to the value of equity units when a member's exit is not pursuant to an approved succession plan, after application of these members' net negative $4,660 incentive dollars balance, and after these members' required repurchase of the intangible assets originally contributed by the member in exchange for their equity units.

For the year ended December 31, 2014, the Company redeemed 202,095 equity units for 5 Class A3 members in redemptions of less than 100% of the members' equity units and not pursuant to approved succession plans, for a total of $460,764; the Company redeemed 177,428 equity units for 1 Class A3 member, in a redemption of 68% of the member's total units, as one step in the member's 100% exit pursuant to an approved succession plan, for $430,410; and the Company redeemed 40,740 equity units for 1 Class A3 member, and 10,782 negative incentive units for that member, in a redemption of 100% of the member's equity units, for zero dollars after the discount applicable to the value of equity units when the member's exit is not pursuant to an approved succession plan, after application of the member's negative $14,361 incentive dollars balance, and after the member's required repurchase of the intangible assets originally contributed by the member in exchange for his equity units.

Since redemption requests of greater than 25% in the case of the Class A3 member, or redemptions of 100% of Class A2 or Class A3 members due to termination of securities registrations with CIR, do not have a fixed date or fixed amount and, in the case of the Class A3 member, may be substantially offset with the requirement to repurchase the member's contributed intangible, the Company has not recorded a liability for the possibility of redemption requests of greater than 25% of a Class A3 member's units or for

Note 1. Summary of Significant Accounting Policies (Continued)

the possibility of 100% redemptions upon termination of either a Class A2 or class A3 member's securities registration with CIR as of December 31, 2015 and 2014.

Incentive units: Prior to 2014 and starting again in 2015, the Company from time to time, in the sole discretion of its Board of Directors, issued, and may issue going forward, positive or negative incentive units to Class A3 members based on the member's contribution to the Company, such contribution being measured as growth of the member's revenues assigned to the Company compared to the average growth rate of all members' revenue assigned to the Company, on an annual and on a cumulative basis. Such incentive units do not constitute an equity interest in the Company. Upon the redemption of 100% of a Class A3 member's equity units as described above or upon the dissolution of the Company, incentive units entitle the holder to receive a cash payment equal to the number of positive incentive units held multiplied by the then-current value of such units or, in the case of negative incentive units, require the holder to make a cash payment to the Company on the same basis. The value of a member's incentive units issued and outstanding at any point in time is equal to the value of a single unit of members' equity as determined at the most recent year end by independent appraisal, multiplied by the member's net positive and negative incentive units issued and outstanding. The Company's net obligation to pay or right to receive cash in the event of redemptions or a dissolution of the Company will not be accounted for as either a liability or a receivable, because the dates of such redemptions or dissolution are not determinable in advance; nor is the value of the incentive units a fixed amount. Since settlement of a member's issued and outstanding incentive units occurs only upon the member's complete exit from the Company and is in effect an adjustment of the member's equity value at the time of redemption of the member's equity units, the Company will account for the settlement through a members' equity contra account.As of December 31, 2015, the Company had issued 3,942,473 positive incentive units and 649,080 negative incentive units, with an estimated per unit value of $2.67 per independent valuation as of September 30, 2015. The fair value of positive and negative incentive units of $10,526,403 and $1,733,044, respectively, is not shown as a liability or receivable in the financial statements in accordance with the above accounting guidance.

Incentive dollars: Beginning in 2014 and ending in 2015 the Company from time to time in the sole discretion of its Board of Directors issued positive or negative incentive dollars to Class A3 members based on the members' contribution to the Company, which was measured as growth in revenues assigned to the Company by the advisor. Upon the 100% redemption of a Class A3 member's equity units as described above or upon the dissolution of the Company, incentive dollars entitle the holder to receive a cash payment equal to the number of positive incentive dollars held or, in the case of negative incentive dollars, require the holder to make a cash payment to the Company on the same basis. The Company's net obligation to pay or right to receive cash in the event of redemptions or a dissolution of the Company will not be accounted for as either a liability or a receivable because the dates of such redemptions or dissolution are not determinable in advance. Since settlement of a member's issued and outstanding incentive dollars occurs only upon the member's complete exit from the Company and is in effect an adjustment of the member's equity value at the time of redemption of the member's equity units, the Company will account for the settlement through a members' equity contra account. As of December 31, 2015 the Company had awarded to Class A3 members positive incentive dollars totaling $305,001 and negative incentive dollars totaling $48,210.

Income taxes: The Company is a limited liability company taxed as a partnership. The Company's members are liable for federal and state income taxes on their proportionate share of its taxable income.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax

Note 1. Summary of Significant Accounting Policies (Continued)

position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. As of and for the years ended December 31, 2015 and 2014, the Company had no uncertain tax positions that are required to be recorded as a liability.

The Company files income tax returns in U.S. federal jurisdiction and various states. The Company is subject to U.S. federal, state and local tax examinations by tax authorities for the years 2011 through 2015.

Revenue recognition: Revenue assigned to the Company through contribution and assignment agreements of members whose securities registrations are with CIR, is recognized when it is reported to the member by CIR. As such Class A3 members are paid through CIR for services rendered to their customers, the Company's revenue is normally paid to it by CIR at the same time that CIR pays its registered representatives, which in turn is within days of its being reported to the registered representatives. Revenue assigned to the Company through contribution and assignment agreements of members whose securities registrations are not with CIR, is recognized when it is received by the Company, generally within days after the end of each calendar quarter. As of December 31, 2015, the Company had two members whose securities registrations were not with CIR.

Securities owned or sold, but not yet purchased by the Company are recorded at fair value and related changes in fair value are reflected in income. The Company records securities transactions on a trade date basis. Securities owned and securities sold, not yet purchased, are valued using quoted market prices.

Fair value measurements: The Fair Value Measurements Topic of the FASB Codification defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. This topic applies to all assets and liabilities that are measured and reported on a fair value basis. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (level 3). Inputs are broadly defined under this topic as assumptions market participants would use in pricing an asset or liability.

The three levels of the fair value hierarchy under this topic are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in Level 1 include listed equities and listed derivatives.

Level 2: Inputs other than quoted prices within level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a level 2 input could result in the level 2 measurement becoming a level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

Note 1. Summary of Significant Accounting Policies (Continued)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Investments in securities traded on a national securities exchange and U.S. treasury securities are stated at the last reported sales price on the day of valuation. Investments in mutual funds are stated at the net asset value of shares held by the funds as of the end of trading on the day of valuation. These financial instruments are classified as level 1 in the fair value hierarchy.

There were no financial instruments classified as level 2 or 3 in the fair value hierarchy as of December 31, 2015 and 2014.

There have been no changes in valuation techniques used for any assets measured at fair value during the years ended December 31, 2015 and 2014. There were no significant transfers of assets between levels 1, 2 and 3 of the fair value hierarchy during the years ended December 31, 2015 and 2014.

Pending accounting pronouncement:

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*, ("ASU 2014-09"). ASU 2014-09 outlines a new, single, comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This new revenue recognition model provides a five-step analysis in determining when and how revenue is recognized. The new model will require revenue recognition to depict the transfer of promised goods or services to customers in an amount that reflects the consideration a company expects to receive in exchange for those goods or services. ASU 2014-09 is effective for private entities for annual reporting periods beginning after December 15, 2018 and interim periods within those periods. Early adoption is not permitted. Companies may use either a full retrospective or a modified retrospective approach to adopt ASU 2014-09. The Company is currently assessing the impact that adopting this new accounting guidance will have on its financial statements and footnote disclosures.

Note 2. Securities Owned

Marketable securities owned consist of trading and investment securities at fair values and all are classified as level 1 in the fair value hierarchy, as follows:

	2015	2014
U.S. Treasury securities	$ 2,984,175	$ -
Mutual funds, consisting of 73.2% and 72.6% fixed income/bond funds at December 31, 2015 and 2014, respectively, with remaining invested in equity funds	7,639,281	6,497,757
	$ 10,623,456	$ 6,497,757

Note 3. Promissory Notes Receivable from Class A3 Members

Promissory notes receivable from Class A3 members at December 31, 2015 and 2014 consist of the following:

	2015	2014
Class A3 member succession plan financing	$ 2,290,960	$ 1,826,748
Class A3 member working capital financing	2,734,884	1,615,594
Class A3 member acquisition financing	2,459,020	1,210,743
	$ 7,484,864	$ 4,653,085

Note 4. Intangible Assets – Advisor Contribution and Assignment Agreements

Intangible assets – contribution and assignment agreements at December 31, 2015 and 2014 consist of the following:

	2015	2014
Balance, beginning	$ 23,003,053	$ 19,938,932
Rep/advisor members' practice related assets acquired (primarily customer relationships)	6,463,760	4,460,198
Amortization of intangible	(1,641,459)	(1,255,699)
Adjustment for member exit	(848,509)	(17,823)
Adjustment to rep/advisor members' acquired intangible	-	(122,555)
Balance, ending	$ 26,976,845	$ 23,003,053

Note 5. Members' Equity

As of December 31, 2015 and 2014, the following classes and units were outstanding:

	2015	2014
Class A1	8,300,610	8,300,610
Class A2 - fully paid	8,851,568	8,851,568
Class A2 - subscribed for	18,538,543	18,538,543
Class A3	20,876,417	19,881,422
	56,567,138	55,572,143

The Company declared and distributed $2,877,712 and $1,723,827 to members during the years ended December 31, 2015 and 2014, respectively.

Note 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. FINRA Rule 4110(c) prohibits withdrawal of equity capital for one year from contribution, except with prior approval from FINRA in writing. As of December 31, 2015, the Company had net capital of $21,638,622, which was $21,631,804 in excess of its required net capital of $6,818. The Company's ratio of net capital to aggregate indebtedness was 0.47%.

Note 7. Related Party Transactions

The Company has a management agreement with its managing member, CMG, and an affiliate of CMG's parent, CIG. Under the agreement, all equipment, office space and administrative support required by the Company are provided by the affiliate. Salaries and benefits of affiliate's employees devoting more than 50% of their time to the Company are billed to the Company by the affiliate, plus an overhead factor equal to 10% of those salaries and benefits. If the estimated sum of these charges were to exceed 15% of the Company's gross revenue within any calendar year, prior notice to and approval of the Company would be required before the charges could be incurred. The affiliate was paid management fees amounting to $859,523 and $439,007 during the years ended December 31, 2015 and 2014, respectively.

The Company has receivables from affiliates of $163,842 and $201,920 as of December 31, 2015 and 2014, respectively.

An affiliate of CMG's parent collects from commissions and fees earned by the affiliate's registered reps and advisors, payments of principal and interest due CPG on loans CPG made to its members who are registered reps and advisors of the affiliate. CPG received $1,823,045 and $1,364,487 in such payments during the years ended December 31, 2015 and 2014, respectively.

The Company made distributions to its management members, including Class A3 members of its Board of Directors and Board of Advisors, and made distributions to its principal owners, including CMG, totaling $1,080,310 and $1,016,665 during the years ended December 31, 2015 and 2014, respectively.

The Company's notes receivable from members balance includes loans to Class A3 management members totaling $679,651 and $46,034 as of December 31, 2015 and 2014, respectively. No loans were made to Class A1 or Class A2 members during the years ended December 31, 2015 and 2014, respectively.

Note 8. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued. See below for a discussion of subsequent events noted.

On January 1, 2016, the Company redeemed a total of 1,419,267 equity units for 7 members upon the members' 100% exit from the Company. These members simultaneously repurchased their practice related intangibles and redeemed incentive units and incentive dollars, as required in the case of 100% exits, in transactions which netted to a cash outlay of $124,592 by the Company.

On January 2, 2016, the Company through an on-going sixth private placement of its member units acquired interests in the intangible assets (primarily customer relationships) of 6 advisors' practices, all of whom have their securities registrations with CIR and CIRA or with CIR and another RIA. The Company issued 249,982 member units in exchange for advisor practice related assets valued at $667,453.

Note 8. Subsequent Events (Continued)

On February 11, 2016, the Company redeemed a total of 108,286 equity units for 4 members in partial redemptions, for a total of $311,317, of which $151,317 was disbursed in cash and $160,000 was applied against the balance due on a note receivable from one of the members. The Company retained 100% of its previously acquired practice related intangibles of these members and redeemed no incentive units or incentive dollars for these members.

Continuity Partners Group, L.L.C.

Schedule I. Computation of Net Capital Under Rule 15c3-1
December 31, 2015

Computation of net capital:	
Members' equity	$ 57,484,526
Non-allowable assets and other charges:	
Notes receivable from members	7,484,864
Intangible assets - rep/advisor contribution and assignment agreements	26,976,845
Prepaid expenses	29,131
Receivable from a related party	163,842
Net capital before haircuts on securities positions	22,829,844
Haircuts on securities positions and money market accounts	1,191,222
Net capital	$ 21,638,622
Computation of aggregate indebtedness:	
Items from statement of financial condition:	
Accounts payable	$ 21,731
Due to affiliate	80,543
Total aggregate indebtedness	$ 102,274
Computation of basic net capital requirement:	
Minimum requirements of 6.67% of aggregate indebtedness of $102,274 or $5,000, whichever is greater	$ 6,818
Excess net capital	$ 21,631,804
Ratio of aggregate indebtedness to net capital	0.47

Statement pursuant to paragraph (d) of Rule 17a-5:

There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts reported in the Company's unaudited Part II A Focus report as of December 31, 2015.

Continuity Partners Group, L.L.C.

Schedule II. Computation for Determination of Reserve Requirements
Under Rule 15c3-3
December 31, 2015

None. The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(1) thereof.

Schedule III. Information Relating to Possession or Control Requirements
Under Rule 15c3-3
December 31, 2015

None. The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(1) thereof.